The Real Brokerage Reveals Winners of its Annual Individual and
Team Awards

Culture carriers, top-performing real estate professionals recognized during RISE 2023;
company launches One Real Impact charitable fund

TORONTO & NEW YORK - November 14, 2023 --The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, used its second annual signature conference RISE 2023 to recognize the company's culture carriers and top-performing professionals at the company's agent recognition award ceremony.

"This year's array of winners is a reminder of our success and how much Real has grown over the past year," Chairman and CEO Tamir Poleg said. "As we've expanded to all 50 states within the U.S. and four Canadian provinces, we've continued to differentiate Real by attracting top producers who are dedicated to serving their clients as well as nurturing our unique culture as an agent-centric technology company that offers the most collaborative environment in real estate."

In addition to honoring professionals for their contributions from July 1, 2022 through June 30, 2023, Real used the company's annual event to recognize four individuals who embody Real's values and honor Sheila Dunagan, Executive Vice President of Brokerage Operations, with the company's Lifetime Achievement Award. A 12-year real estate industry veteran with more than 30 years in Compliance, Dunagan retired at the end of October after three years with Real. During her tenure, Sheila oversaw Real's entry into 32 states as well as the company's expansion into Canada and helped grow the company from 100 Realtor boards/MLS's to over 1,000 across North America.

The conference also served as a launchpad for One Real Impact, an assistance fund to support Real agents in times of need.

One Real Impact

One Real Impact is designed to be available when agents are impacted by any crisis that could impact their ability to do business, including major health concerns, the death of an immediate family member as well as natural disasters. During the three-day conference, the fund received more than $60,000 in corporate and agent contributions and is expected to be sustained through agent donations over time.

The fund is administered by E4E Relief, the leader in employee assistance, as a way to ensure security, confidentiality and global regulatory compliance while offering a streamlined application experience, 24/7 multilingual support and rapid payments.

2023 Award Winners

In addition to recognizing the top producers among Real's more than 12,000 agents throughout the U.S. and Canada, the company also presented four culture awards to individuals who embrace Real's values on a daily basis.

Make a Difference: The individual who demonstrates a commitment to giving back to their community. Shannon Gillette of the Gillette Group, Phoenix.

Work Hard. Be Kind: The individual who is committed to growing production while also championing Real's values. Franklin Torres, San Antonio.

OneReal: The individual who gives back to the Real agent community by contributing to the growth of the company and agents. Jason Cassity, The Cassity Team, San Diego.

Broker of the Year: Awarded to the top state/provincial broker for going above and beyond on behalf of Real's agents. Dave Kolakowski, Principal Broker, Maryland, Virginia and District of Columbia.

Top Large Team by Closed Volume

U.S. - The Perry Group, Salt Lake City

Canada - Redline Real Estate Group, Calgary, Alberta

Top Small Team by Closed Volume

U.S. -  JR Realty, Anchorage

Canada -  Real Estate Collective, Medicine Hat, Alberta

Top Large Team by Transaction Sides

U.S. -  The Perry Group, Salt Lake City

Canada - Redline Real Estate Group, Calgary, Alberta

Top Small Team by Transaction Sides

U.S. - InReal, Sunset, South Carolina

Canada -  Real Estate Collective, Medicine Hat, Alberta

Top Large Team by Gross Commission

U.S. - The Perry Group, Salt Lake City

Canada - Redline Real Estate Group, Calgary, Alberta

Top Small Team by Gross Commission

U.S. - JR Realty, Anchorage

Canada - Real Estate Collective, Medicine Hat, Alberta

Top Individual Agent by Closed Volume

U.S. - Desirae Williams, Burley, Idaho

Canada - Darren Leblanc, Sudbury, Ontario

Top Individual Agent by Transaction Sides

U.S. - Angelica Cuellar, San Antonio

Canada - Patrick Fields, Edmonton, Alberta

Top Individual Agent by Gross Commission Income

U.S. - Desirae Williams, Burley, Idaho

Canada - Darren Leblanc, Sudbury, Ontario

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, lending, and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221